S 15045102 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8-50333

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TR Capital Group, LLC, DBA Titus Rockefeller, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

181 Post Road West
(No. and Street)

Westport	Connecticut	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Stoyeck (203)-341-9444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co., LLC
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkwary, Suie 290	Livingston	New Jersey	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Stoyeck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TR Capital Group, LLC, DBA Titus Rockefeller, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

FRANK BARTON
NOTARY PUBLIC, State of Connecticut
No. 469260778
Qualified in Fairfield County
Commission Expires December 31, 2016

2-21-15
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TR CAPITAL GROUP, LLC
DBA TITUS ROCKEFELLER, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2014

SOBEL & CO., LLC

CERTIFIED PUBLIC ACCOUNTANTS and CONSULTANTS

TR CAPITAL GROUP, LLC
DBA TITUS ROCKEFELLER, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
INCLUDING FACING PAGE

DECEMBER 31, 2014

TR CAPITAL GROUP, LLC
DBA TITUS ROCKEFELLER, LLC

DECEMBER 31, 2014

CONTENTS

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
TR Capital Group, LLC
DBA Titus Rockefeller, LLC
Westport, Connecticut

We have audited the accompanying financial statements of TR Capital Group, LLC, DBS Titus Rockefeller, LLC ("Company"), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows, for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. TR Capital Group, LLC, DBS Titus Rockefeller, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TR Capital Group, LLC, DBS Titus Rockefeller, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2015

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Financial Condition
As of December 31, 2014

ASSETS

Current Assets		
Cash	$	8,642
Deposit with clearing broker		15,000
Commission receivable		40,626
Accounts receivable		1,249
Total Assets	$	65,517

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accounts Payable and Accrued Expenses	$	38,971
Members' Equity		26,546
Total Liabilities and Members' Equity	$	65,517

See accompanying notes to financial statements.

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Operations
December 31, 2014

Revenue:	
Commission Income	$ 701,891
Interest Income	32,373
Other Income	63,386
Total Revenues	797,650
Expense:	
Commissions	544,004
Comission Rebates	20,272
Clearing Charges	49,725
Consulting	8,700
Bank fees	1,205
Office Expense	3,432
Advertising	4,000
Taxes	77
Insurance	2,586
Dues and Subscriptions	10,027
Miscellaneous	71,356
Regulatory Fees	19,632
Professional Fees	41,212
Rent	42,110
Meetings	2,000
Telephone Fees	1,765
Total Expenses	822,103
Net Loss	$ (24,453)

See accompanying notes to financial statements.

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2014

Balance, January 1, 2014	$	24,499
Capital contributions		26,500
Net Loss		(24,453)
Balance, December 31, 2014	$	26,546

See accompanying notes to financial statements.

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Statement of Cash Flows
Year Ended December 31, 2014

CASH FLOWS PROVIDED BY (USED FOR):		
Operating Activities:		
Net Loss	$	(24,453)
Changes in certain assets and liabilities:		
Commission Receivable		29,699
Accounts Receivable		(32)
Accounts Payable		(25,126)
Accrued Expenses		-
Net Cash Used for Operating Activities		(19,912)
Financing Activities:		
Capital Contributions		26,500
NET INCREASE IN CASH		6,588
Cash, at Beginning of Year		2,054
Cash, at End of Year	$	8,642

See accompanying notes to financial statements.

TR CAPITAL GROUP, LLC, DBA TITUS ROCKEFELLER LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014

Note 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

***Organization*:**
TR Capital Group, LLC DBA Titus Rockefeller, LLC (the "Company") was organized in July 1997 in the state of Connecticut for the purpose of registering as a securities broker. The Company is headquartered in Westport, Connecticut. The Company is registered with the Securities and Exchange Commission (SEC), is a member of Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

***Basis of Accounting*:**
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

***Use of Estimates*:**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal and State Income Taxes:
The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the Company elected to be taxed as a partnership. Accordingly, the individual members report their distributive share of the Company's income or loss and credits on each member's individual tax return.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. No interest or penalties have been incurred as of December 31, 2014. At December 31, 2014, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:
Revenue consists mainly of commissions earned on buy and sell orders from the Company's retail client base. All revenue is recognized when earned.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 27, 2015, the date that the financial statements were available to be issued.

NOTE 2 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014, the Company's net capital is as follows:

	2014
Net Capital	$ 25,297
Net Capital Requirement	5,000
Excess Net Capital	$ 20,297
Aggregate Indebtedness to Net Capital	154.05%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 3) from having to furnish the computation of reserve requirements.

There were no differences between this calculation of net capital, and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2014.

NOTE 3 – CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Sterne Agee Clearing, Inc., a wholly owned subsidiary of Sterne Agee Group, Inc. (the "Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

Pursuant to the Agreement, the Company has a $15,000 interest earning deposit on account with the Clearing Broker. The deposit with the Clearing Broker is for the exclusive benefit of customers, as required under Rule 15c3-3 of the Securities Exchange Act of 1934.

NOTE 4- COMMITMENTS:

The Company is currently leasing its office space on a month to month basis. Currently, the Company is paying $3,000 a month. Total rent expense amounted to $34,976 for the year ended December 31, 2014.

NOTE 5 – FUTURE OPERATIONS:

The Company has experienced net losses and negative operating cash flows for the past three years. The Company does not possess the liquidity required to fund the next twelve months of operations without additional revenue sources, member capital contributions or debt financing.

The managing member of the Company has made a commitment to contribute additional capital and solicit business, as necessary, in order to continue the operations of the Company.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
TR Capital Group, LLC
DBA Titus Rockefeller, LLC
Westport, Connecticut

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of TR Capital Group, LLC, DBS Titus Rockefeller, LLC's financial statements as of and for the year ended December 31, 2014, and our report thereon dated February 27, 2015, which expressed an unmodified opinion on those financial statements. The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is the responsibility of the Company's management. Our audit procedures included determining whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission reconciles to the financial statements underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission. In forming our opinion on the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, we evaluated whether the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2015

TR Capital Group, LLC DBA Titus Rockefeller, LLC
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
Year Ended December 31, 2014

NET CAPITAL:		
Total members' equity	$	26,546
Less: Deductions and/or charges:		
Non-allowable assets		(1,249)
Net Capital		25,297
Aggregate Indebtedness	$	38,971
Total Aggregate Indebtedness	$	38,971
Minimum Net Capital Required per Rule 15c3-1	$	5,000
Excess Net Capital	$	20,297
Net Capital in excess of 120% of minimum requirement	$	19,297
Ratio: aggregate indebtedness to net capital		154.05%

Statement Pursuant to SEC Rule 17a-5(d)(4)

There were no differences between the computation of net capital and the corresponding computation prepared by TR Capital Group, LLC DBA Titus Rockefeller, LLC and included in the Company's unaudited Part IIA FOCUS report filing as of December 31, 2014.

See independent auditors' report.

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
TR Capital Group, LLC
DBA Titus Rockefeller, LLC
Westport, Connecticut

We have reviewed management's statements, included in the accompanying Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements in which (1) TR Capital Group, LLC, DBS Titus Rockefeller, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which TR Capital Group, LLC, DBS Titus Rockefeller, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) TR Capital Group, LLC, DBS Titus Rockefeller, LLC stated that TR Capital Group, LLC, DBS Titus Rockefeller, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TR Capital Group, LLC, DBS Titus Rockefeller, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TR Capital Group, LLC, DBS Titus Rockefeller, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sobel & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 27, 2015

TR Capital Group, LLC

181 Post Road West

Westport, CT 06880

203 341 – 9445 Tel

203 341 – 0203 Fax

richard.stoyeck@trcapitalgroup.com

February 23, 2015

Computation for determination of Reserve Requirement under Rule 15c 3-3 of the Securities Exchange Commission

a. A statement that identifies the provisions in paragraph (k) of SEC Rule 15c3-3[5/] (the "exemption provisions") under which the broker or dealer claimed an exemption from SEC Rule 15c3-3 (the "identified exemption provisions");

b. A statement that the broker or dealer (1) met the identified exemption provisions throughout the most recent fiscal year without exception or (2) met the identified exemption provisions throughout the most recent fiscal year except as described in the exemption report; and

TR Capital Group, LLC
181 Post Road West
Westport, CT 06880
203 341 – 9445 Tel
203 341 – 0203 Fax
richard.stoyeck@trcapitalgroup.com

February 23, 2015

Information for Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission

a. A statement that identifies the provisions in paragraph (k) of SEC Rule 15c3-3[5/] (the "exemption provisions") under which the broker or dealer claimed an exemption from SEC Rule 15c3-3 (the "identified exemption provisions");

b. A statement that the broker or dealer (1) met the identified exemption provisions throughout the most recent fiscal year without exception or (2) met the identified exemption provisions throughout the most recent fiscal year except as described in the exemption report; and

TR CAPITAL GROUP, LLC
DBA TITUS ROCKEFELLER, LLC

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2014

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
TR Capital Group, LLC
DBA Titus Rockefeller, LLC
Westport, Connecticut

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by TR Capital Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating TR Capital Group, LLC's compliance with the applicable instructions of Form SIPC-7. TR Capital Group, LLC's management is responsible for TR Capital Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, if applicable.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Sobel & Co., LLC

Certified Public Accountants

Livingston, New Jersey
February 27, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-50333 CRD#43608
TR CAPITAL GROUP LLC D/BA
TITUS ROCKEFELLER
181 Post Road West
Westport, CT. 06889

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Richard Stoyeck 203-3419445

2. A.	General Assessment (item 2e from page 2)	$ 1,924
B.	Less payment made with SIPC-6 filed (**exclude interest**) July 30, 2014 (Date Paid)	(1,156)
C.	Less prior overpayment applied	(0)
D.	Assessment balance due or (overpayment)	768
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	0
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 768
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $ 768	
H.	Overpayment carried forward $(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TITUS ROCKEFELLER
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 15th day of January, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 797,650
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	169
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,054
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	28,223
2d. SIPC Net Operating Revenues	$ 769,427
2e. General Assessment @ .0025	$ 1,924
	(to page 1, line 2.A.)

SIPC-6 (34-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending June 30, 2014

SIPC-6 (34-REV 7/10)

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CRD#43608
TR CAPITAL GROUP LLC D/BA
TITUS ROCKEFELLER
181 Post Road West
Westport, CT. 06889

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Stoyeck 203-341-9445

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 1,156
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	( )
	2. Assessment balance due	1,156
B.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
C.	Total assessment and interest due	$ 1,156
D.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as C above) $ 1,156	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the ____ day of July, 2014.

TR CAPITAL GROUP LLC D/BA TITUS ROCKEFELLER
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Managing Partner
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01, 20 14 and ending 12/31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 480,085
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	113
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	17,438
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $	
Enter the greater of line (i) or (ii)	
Total deductions	17,551
2d. SIPC Net Operating Revenues	$ 462,534
2e. General Assessment @ .0025	$ 1,156

(to page 1, line 2.A.)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-50333 CRD#43608
TR CAPITAL GROUP LLC D/BA
TITUS ROCKEFELLER
181 Post Road West
Westport, CT. 06889

Note: If any of the information shown on the mailing label requires correction, please e-mai any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Richard Stoyeck 203-3419445

2. A. General Assessment (item 2e from page 2)		$ 1,924
B. Less payment made with SIPC-6 filed (exclude interest) July 30, 2014 (Date Paid)		(1,156)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		768
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 768
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 768	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

TITUS ROCKEFELLER
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Managing Partner
(Title)

Dated the 15th day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2014
and ending December 31, 2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 797,650
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	169
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	28,054
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	28,223
2d. SIPC Net Operating Revenues	$ 769,427
2e. General Assessment @ .0025	$ 1,924
	(to page 1, line 2.A.)